                                      [DELOITTE & TOUCHE llp LETTERHEAD OMITTED]

March 29, 2005

Autorite des Marches Financiers

Dear Sirs/Mesdames:

ROYAL BANK OF CANADA PROSPECTUS SUPPLEMENT DATED JANUARY 26, 2005 RELATING TO
THE OFFERING OF UP TO US$1,370,000,000 SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES
A, TO THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 14, 2003 RELATING TO
THE OFFERING OF UP TO US$4,000,000,000 SENIOR DEBT SECURITIES, SUBORDINATED DEBT
SECURITIES (SUBORDINATED INDEBTEDNESS) (COLLECTIVELY, THE "PROSPECTUS") -
QUARTERLY COMFORT PURSUANT TO NATIONAL INSTRUMENT 44-102, SECTION 7.3

We are the auditors of Royal Bank of Canada (the "Bank") and under the date of
December 20, 2004, we reported on both:

     (a)  the consolidated balance sheet of the Bank as at October 31, 2004 and
          2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two year period ended October 31, 2004 prepared in accordance with
          Canadian generally accepted accounting principles; and

     (b)  the consolidated balance sheet of the Bank as at October 31, 2004 and
          2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two year period ended October 31, 2004 prepared in accordance with accounting principles generally accepted in the United States of
          America , (items (a) and (b) together are the "Audited Consolidated
          Financial Statements");

which are incorporated by reference in the Prospectus relating to the issue and sale of up to US$1,370,000,000 aggregate principal amount of Senior Global
Medium-Term Notes, Series A from time to time by the Bank.

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Bank:

     (c)  the unaudited interim consolidated balance sheet of the Bank as at
          January 31, 2005 and 2004 and the unaudited interim consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended January 31, 2005 and 2004 prepared in accordance with Canadian generally accepted accounting principles;
          and

     (d)  the unaudited interim consolidated balance sheet of the Bank as at
          January 31, 2005 and 2004 and the unaudited interim consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended January 31, 2005 and 2004 prepared in accordance with accounting principles generally accepted in the
          United States of America (items (c) and (d) together are the
          "Unaudited Interim Consolidated Financial Statements").

Autorite des Marches Financiers
March 29, 2005

We have not audited any financial statements of the Bank as at any date or for any period subsequent to October 31, 2004. Although we have performed an audit for the year ended October 31, 2004, the purpose and therefore the scope of our audit was to enable us to express our opinion on the consolidated financial position of the Bank as at October 31, 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows of the Bank for the year ended October 31, 2004, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Consolidated Financial
Statements or on the financial position, results of operations or cash flows of the Bank as at any date or for any period subsequent to October 31, 2004.

We have, however, performed a review of the Unaudited Interim Consolidated
Financial Statements of the Bank as at January 31, 2005 and for the three-month periods ended January 31, 2005 and 2004. We performed our review in accordance with Canadian generally accepted standards for reviews of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for the Unaudited Interim Consolidated Financial Statements to be in
accordance with Canadian generally accepted accounting principles or accounting principles generally accepted in the United States of America, as applicable.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario